[CSG Letterhead]

September 19, 2011

Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2010 Filed March 25, 2011 Form 6-K filed July 28, 2011 Form 6-K filed August 9, 2011 File No. 001-15244

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) dated August 19, 2011 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on March 25, 2011 (the “2010 Annual Report”), the Group’s Form 6-K filed with the Commission on July 28, 2011, and the Group’s Form 6-K filed with the Commission on August 9, 2011.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 2

Form 20-F for the Fiscal Year Ended December 31, 2010 Information on the Company

Strategy

1.
We note various disclosures throughout your filing regarding your proprietary trading activities, including your disclosure that you have exited most of your proprietary trading businesses. Please clarify the extent to which any remaining proprietary trading activities will be subject to the Volcker Rule under the U.S. Dodd-Frank Act. Additionally, please clarify whether you believe other aspects of the Volcker Rule may impact your operations, including activities related to hedge fund and private equity fund sponsorship, and if so, please tell us and disclose in future filings any actions you anticipate taking in response.

Response to Comment 1:

As disclosed in the 2010 Annual Report, Credit Suisse, along with other major banks, is shifting away from proprietary trading towards client-facing business models.  We began our exit from proprietary trading businesses early in the financial crisis and completed our exit from most of those businesses by the end of 2010.

We expect that the Dodd-Frank Act will limit the ability of banking entities such as us to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US, and will provide regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. We are managing our limited remaining fixed income and equity proprietary trading activities within our Investment Banking division and our activities related to hedge fund and private equity fund sponsorship within our Asset Management division so as to comply with our expectations as to the final contours of the implementing regulations, including those implementing the Volcker Rule.  As the Staff is aware, there remains significant uncertainty as to the final content of those regulations, and while we therefore believe that it is premature to provide a definitive view as to their impact on our business, we do not currently believe the impact will be material.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 3

We confirm to the Staff that in future filings we will include disclosure describing the material impact, if any, on our operations that may arise following finalization of the implementing regulations, as well as any related actions we take in response.

Treasury Management

Regulatory proposals and developments

Common equity tier 1 ratio simulation as of January 1, 2013 (Basel III)

2.
You disclose core tier one equity and common equity tier 1 capital, which is based on applying the January 1, 2013 Basel III rules is CHF 30.7 billion. Tell us whether these metrics are currently required to be disclosed by your home country bank regulator or securities regulator. If these metrics are not currently required to be disclosed by GAAP, Commission Rules or banking regulatory requirements, they would appear to be non-GAAP measures as defined by Regulation G. If you are unable to support that these metrics do not meet the criteria of a non-GAAP measure, please clearly label this measure as non-GAAP in your future filings.

Response to Comment 2:

The core tier 1 equity and common equity tier 1 ratios referenced in the Staff’s comment are measures of regulatory capital agreed following extensive consultations with our primary regulator, the Swiss Financial Market Supervisory Authority (“FINMA”), as we transition from Basel II “Swiss finish” regulatory capital requirements towards those to be implemented within the BCBS Basel III framework as applied in Switzerland, and therefore we view these measures as being excluded from the definition of non-GAAP financial measures contained in Regulation G and related Commission guidance.

Dividends and dividend policy

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 4

3.
You disclose that your subsidiaries are generally subject to legal restrictions on the amount of dividends they can pay, and the amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses. It appears that the parent company is reliant on these dividends for cash inflows in order to pay shareholder dividends and service the longterm debt outstanding at the parent company level. Please revise your disclosure in future filings to address the liquidity situation of the parent company, and address the following:

•
Clarify whether all of the CHF 4.982 billion in other revenues related to your parent company in 2010, as disclosed within Note 39 to your consolidated financial statements, is dividend revenue received from subsidiaries, and if not, explain the nature of this revenue; and

•
Clarify the nature of your net cash provided by operating activities in 2010 of CHF 6.031 billion attributable to your parent company as disclosed within Note 39 to your consolidated financial statements.

Response to Comment 3:

Due to our holding company structure, the parent company, Credit Suisse Group AG, holds all investments in subsidiaries and therefore is reliant on the dividends of its subsidiaries to pay shareholder dividends and service long-term debt outstanding at the parent company level. We will comply with the Staff’s comment by including disclosure to that effect in future filings to address the liquidity of the parent company.

We note that the distribution of shareholder dividends is determined in accordance with Swiss law and the Group’s articles of association, with the proposed appropriation of available earnings being subject to confirmation by our statutory auditors and refer you to VI – Parent company financial statements – Credit Suisse Group, beginning on page 357 of our 2010 Annual Report, for more information.

We will clarify in the Subsidiary guarantee information note to the Group consolidated financial statements (note 39 of the 2010 Annual Report, beginning on page 341) the composition of other revenues related to the parent company in future filings. Other revenues of CHF 4.982 billion of the parent company in 2010 consisted of approximately CHF 3.3 billion of dividend income from investments in Group companies and approximately CHF 1.6 billion of revenues from investments accounted for under the equity method.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 5

We will also include in future filings clarification of the nature of net cash provided by operating activities related to the parent company. Net cash provided by operating activities of CHF 6.031 billion in 2010 consisted mainly of dividend income from investments in Group companies and revenues from investments accounted for under the equity method of accounting.

Risk Management

Market Risk

VaR

4.	You disclose that for both risk management VaR and regulatory VaR, you present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. As such from a statistical standpoint, there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR, or generally speaking over three exceptions per year. You also disclose that your trading losses did not exceed your VaR during 2009, 2010, or the first six months of 2011. Please revise your disclosure in future filings to address the following:

•
Given that from a statistical standpoint, using a 99% confidence level you would expect for your trading losses to exceed your VaR one out of every hundred days or roughly three times per year, tell us why you believe your trading losses have not exceeded your VaR since the 25 exceptions you experienced during 2008.

•
Explain to us and disclose in future filings how you determined your VaR model is still statistically appropriate in light of the fact that the number of VaR exceptions occurring since 2008 is not consistent with the number statistically expected.

•
Describe any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2009, 2010, and first half of 2011 or in response to the 25 exceptions you experienced during 2008.

•	Discuss the volatility of exhibited in your Daily VaR and One-day, 99% VaR tabular disclosures, including the trends in VaR observed over the most recent fiscal year.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 6

•	Clarify the qualitative differences between regulatory and risk management VaR.

Response to Comment 4:

We agree with the Staff’s observation that a VaR model that is calibrated to a 99% confidence level means there is a 1-in-100 chance of incurring a daily trading loss at least as large as the reported VaR. Based on 250 trading days, this would mean two to three backtesting exceptions per year. However, this is a statistical expectation to be observed over a number of years. For this reason, we do not solely rely on backtesting as a measure of the accuracy of our VaR model. In addition to backtesting, we have developed a VaR accuracy measure that analyzes daily VaR against trading revenues.

VaR measures rely on an historical dataset of at least one year to estimate potential future losses. Most major banks use between one and five years of historical data to calibrate their models and, until recently, most have not weighted the historical data. Until June 2011, our VaR model was based on a three-year, un-weighted historical dataset. As such, the tail events in our VaR model were dominated by the historical data stemming from the crisis events in 2008, resulting in a conservative VaR for markets that were less volatile compared to 2008, with no backtesting exceptions observed as a result. In June 2011, we changed our VaR model to use two years of historical data (with 2008 dropping out of the historical dataset) with exponential weighting to give emphasis to more recent market data and volatility. We expect these changes to make our VaR model a more useful risk management tool and improve the responsiveness of the model to market volatility.

We receive approval from FINMA, our primary regulator, for changes to our VaR methodology. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. The 25 backtesting exceptions in 2008 were primarily driven by extreme movements in US mortgage markets, particularly in the first quarter, coupled with contagion effects across the wider credit, equity, interest rate and foreign exchange markets throughout 2008. We have made a number of significant changes to our VaR methodology and assumptions since 2008, including those listed below. We made significant changes to our VaR methodology at the end of the second quarter of 2011, described below, only in part because no trading losses were in excess of the Group’s one-day VaR in 2009 and 2010.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 7

o
In the fourth quarter of 2008 (see the 2008 Annual Report on Form 20-F, page 117), the Group introduced a new scaling technique that adjusted the level of VaR to more rapidly reflect sharp increases in market volatility. The new technique, scaled VaR, adjusted VaR in cases where short-term market volatility was higher than longer-term volatility from a three year dataset.

o
In the fourth quarter of 2009 (see the 2009 Annual Report on Form 20-F, page 124), the Group changed its credit spread VaR methodology to better reflect the behavior of credit spreads during stressed market conditions and to improve the capturing of basis risk.

o	In the first quarter of 2010 (see the 2010 Annual Report on Form 20-F, page 124), the Group revised its scaled VaR methodology for regulatory VaR and implemented a new scaled risk management VaR.

o
In the first quarter of 2011 (see the 1Q11 Financial Report, page 63), the Group enhanced the VaR methodology for non-agency RMBS exposures to reflect the risk of assets traded on a price basis instead of a spread-basis and to better capture non-linear effects and basis risk.

o
In the first quarter of 2011 (see the 1Q11 Financial Report, page 63), the Group implemented new risk measurement models, including an incremental risk charge and stressed VaR to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes effective January 1, 2011. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR.

o
In the second quarter of 2011 (see the 2Q11 Financial Report, page 63), the Group implemented a significantly revised VaR methodology for both risk management VaR and regulatory VaR. These changes included:

▪	Historical dataset changed to two years (from three years);

▪	Exponential weighting to give emphasis to recent market data and volatility (from equal weighting of market data and the use of scaled VaR);

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 8

▪	Expected shortfall calculation based on average losses (from using losses from a single event);

▪	One-day holding period for risk management VaR (from a ten-day holding period adjusted to one day, with regulatory VaR continuing to be based on a ten-day holding period); and

▪	Confidence level changed to 98% for risk management VaR (from 99%, with regulatory VaR continuing to be based on a 99% confidence level).

The volatility in VaR as observed during fiscal year 2010 was mainly due to changes in interest rate, credit spread, RMBS and foreign-exchange exposures in support of our client flow businesses across fixed income, as well as increased market volatility from European sovereign debt uncertainties. Fluctuations in diversification benefit across the business were observed during the year, with that benefit down marginally by year end. We will comply with the Staff’s comment by revising future filings to address the volatility exhibited in our VaR tabular disclosures in more detail.

We use the same VaR model for risk management and regulatory capital purposes, except, as described above, we use a 98% confidence level and a one-day holding period for risk management VaR and a 99% confidence level and a ten-day holding period for regulatory VaR. We have approval from FINMA, as well as from certain other regulators of our subsidiaries, to use regulatory VaR in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators. FINMA requirements impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12-month period. For the purposes of this capital charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In line with industry practice, we present backtesting exceptions in the risk management disclosure using actual daily trading revenues.

We confirm to the Staff that we will provide similar disclosure regarding VaR in the Group’s future annual and quarterly reports.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 9

Credit Risk

Selected European credit risk exposures

5.	We note your tabular disclosure regarding selected European countries, and ask you to expand your disclosure in future filings to address the following:

•
State the nature of the amounts included in your gross and net exposure to selected European countries, including a discussion of the hedges and collateral maintained to arrive at your net exposure; and

•
Address whether your gross exposure includes all possible exposures of derivatives (not limited to credit protection purchased and protection sold), investments (e.g., cash, securities and other investments), and loans and loan commitments, and if not, please include them in your table.

Response to Comment 5:

We will comply with the Staff’s comment by including in our disclosure of selected European credit risk exposures in future filings: (i) confirmation that our gross exposure includes all exposures of derivatives (not limited to credit protection purchased and protection sold), investments (e.g., cash, securities and other investments) and loans and loan commitments and (ii) clarification that our net exposure reflects risk mitigation, including credit default swaps and other hedges, guarantees, insurance and collateral (primarily cash, securities and real estate).

Notes to the consolidated financial statements

1 Summary of significant accounting policies

Reverse repurchase and repurchase agreements

6.
We note your disclosure that purchases of securities under resale agreements and securities sold under agreements to repurchase substantially identical securities “normally” do not constitute economic sales and therefore are treated as collateralized financing transactions. We also note your letter dated May 28, 2010 where you state that you account for all of your repurchase agreements as collateralized financings. To the extent you continue to account for all of your repurchase agreements as collateralized financings, please revise future filings to state that fact. To the extent you have accounted for any of these transactions as sales, please tell us the circumstances surrounding those transactions.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 10

Response to Comment 6:

We confirm to the Staff that we continue to account for all of our repurchase agreements as collateralized financing transactions and will comply with the Staff’s comment by including disclosure to that effect in future filings.

7.
You also disclose that where the conditions of ASC 210-20-45-11 are met, repurchase and reverse repurchase agreements are presented net on the consolidated balance sheet. Please respond to the following:

•
Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009, and tell us whether the conversions were done at the request of the counterparty.

•
To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Response to Comment 7:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 11

Open-ended repurchase agreements and reverse repurchase agreements are arm’s length transactions that are re-priced at market interest rates and margined on a daily basis. These agreements continue until one of the parties exercises its right under the agreement to terminate. The benefit of open-ended contracts is that the operational burden and related operational risk of settling interest on a daily basis is eliminated. In open-ended repurchase and reverse repurchase agreements there is no mechanism for the settlement of interest, principal or collateral balances other than terminating the agreements. The collateral held or placed is based on the principal balance of the financing arrangement and excludes the value of, and creates counterparty risk with respect to, accrued interest.

Accordingly, in order to facilitate settlement and manage cash flows (e.g., payment of interest), these transactions are routinely terminated in the normal course of business by both Credit Suisse and counterparties. The termination can, and does, occur on any date during the month, however, our businesses typically consider month end to be the optimal date for termination. As we noted in our response, dated April 14, 2010, to the Staff’s request for information related to repurchase agreements, Credit Suisse’s management of its financial resources includes balance sheet and risk-weighted asset limits allocated by our Capital Allocation and Risk Management Committee. We monitor limits on a daily basis for risk management purposes, but balance sheet and risk-weighted asset limits, and any related collateralized financings of assets, reflect our client-based, capital-efficient strategy and leverage ratio requirements.

In some cases, in order to accommodate a client’s continued need for financing, Credit Suisse may agree to enter into a new overnight or date-certain trade with the same counterparty after terminating an open-ended repurchase or reverse repurchase transaction. Any such new transaction is negotiated at arm’s length and is executed at market rates. Neither Credit Suisse, nor the counterparty, is obligated to enter into a new transaction and there is no “up front” agreement on the terms of any new transaction. If we and the counterparty agree to enter into a new transaction, it is documented with a new trade confirmation. The most prevalent date-certain trade is an overnight trade, with a term of one business day. Neither Credit Suisse, nor the counterparty, is subject to any fee for exercising its right to terminate an open-ended transaction, and there are no special fees associated with entering into a new transaction.

One benefit of entering into an overnight agreement with a date-certain maturity is that balance sheet netting can be achieved.  While balance sheet netting assists the business in meeting balance sheet limits, the netting benefit for open-ended agreements converted from overnight to term is not significant (0.07% and 0.29% of total assets and 0.52% and 1.81% of total repurchase agreements as of the end of 2010 and in 2009, respectively).

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 12

The following table sets forth the carrying value  of  open-ended repurchase and reverse repurchase agreements terminated during the months of December 2010 and 2009 where the business subsequently entered into an overnight repurchase and/or reverse repurchase agreement with the same counterparty that settled after the month end, and related netting benefit.

(USD in millions)	December 2010	December 2009

Reverse repurchase agreements	1,043	3,886

Repurchase agreements	1,142	3,571

Netting benefit	773	2,965

Commissions and fees

8.
You disclose revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Please revise your disclosure in future filings to clarify whether underwriting revenues are recognized net of expenses, and address how reimbursed and non-reimbursed advisory expenses are accounted for and classified.

Response to Comment 8:

We confirm to the Staff that we recognize underwriting revenues net of expenses that are directly related to the relevant underwriting and will comply with the Staff’s comment by including disclosure to that effect in future filings, as well as disclosure describing how we account for and classify reimbursed and non-reimbursed advisory expenses.

18 Loans, allowance for loan losses and credit quality Credit quality of loans held at amortized cost

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 13

9.
You disclose internal ratings are reviewed annually and calibrated to external rating agencies using historical PD (probability of default) associated with external ratings, and internal rating levels for PD are generally in line with the rating levels of Standard & Poor’s. Please revise your disclosure in future filings to address the following related to your internal ratings:

•
How you calibrate your internal ratings to the historical probability of default associated with external ratings, including whether you adjust all of your internal ratings to be consistent with the external ratings.

•
Clarify the extent to which external ratings are available for all of your loan categories, and if so, explain how you calibrate the internal ratings for consumer loans with the external ratings from S&P.

Response to Comment 9:

We will comply with the Staff’s comment by including disclosure in future filings describing how we calibrate internal ratings to the historical probability of default associated with external ratings and clarifying the extent to which external ratings are available for all of our loan categories.

10.	Please revise your disclosure in future filings to address the following regarding your loan restructuring programs:

•
Discuss all of your loan modification programs (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions), and quantify the amounts of such modifications for each program for the periods presented.

•	Briefly disclose and tell us in greater detail how you determine whether a given loan modification is a troubled debt restructuring pursuant to ASC 310-40-15-5.
•	Tell us the estimated impact of adopting ASU 2011-02 and how the adoption will impact your accounting policies in this area.
•	Quantify the default and/or success rates of modified loans, and how these rates impact your allowance for loan loss calculation.
•	To the extent the modification is a short-term modification, discuss whether and how often these modifications result in more permanent or longer-term modifications being made in the future.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 14

Response to Comment 10:

Credit Suisse purchases and sells performing and non-performing US residential whole loans as part of its Investment Banking securitized products business.  Most purchased US residential whole loans are securitized as residential mortgage-backed securities (“RMBS”), and Credit Suisse is a market maker in such RMBS (Credit Suisse also sells US residential whole loans to private investors, primarily banks).  Since 2008, Credit Suisse has not originated US residential loans, although we currently carry an extremely limited amount of such loans on our books that had been originated by a unit we no longer operate.  These loans represented less than 0.001% of our total residential loan portfolio as of December 31, 2010.  The vast majority of our US residential whole loan portfolio is serviced by Select Portfolio Servicing, Inc. (“SPS”), a wholly-owned subsidiary of Credit Suisse.  All servicers of the Credit Suisse US residential whole loan portfolio, including SPS, engage in a number of loss mitigation strategies, including modifications.  SPS is a Home Affordable Mortgage Program (“HAMP”) servicer and, as part of servicing the Credit Suisse US residential loan portfolio, SPS actively evaluates borrowers for HAMP eligibility.  For non-HAMP-eligible borrowers, alternative loan modifications may be available.

Credit Suisse’s US residential whole loans subject to these loan restructuring programs represented less than 0.05% of total assets and less than 30% of the US residential whole loan portfolio at December 31, 2010.  These US residential whole loans are carried on a fair value basis.  Accordingly, we do not believe that the additional disclosures required by ASC 310-40-15-5 are applicable.

           Credit Suisse servicers actively work with borrowers who are experiencing financial difficulty in order to minimize our economic losses, avoid foreclosures or repossession of the collateral, and to ultimately maximize payments received by Credit Suisse from the borrower. Modification terms include interest rate reductions, term extensions, payment deferrals or principal forgiveness. Such modifications could qualify as troubled debt restructuring pursuant to ASC 310-40-15-5 and are accounted for as such unless the loans are carried at fair value.  For borrowers who do not desire or are unable to afford staying in their homes, we employ collateral-based options that include “short sale” agreements allowing the borrower to sell the property for less than the mortgage value, deed-in-lieu and liquidation.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 15

           The adoption of ASU 2011-02 had no impact on our financial statements as our practice is consistent with the guidance of ASU 2011-02.

           The performance of our post-modification US residential whole loans is below industry averages.  This reflects the fact that we have primarily purchased US residential loans that were non-performing or “sub-performing” (i.e., assets that generate some cash flows, but not sufficient cash flows to cover all payments of principal and interest). These loans are carried at fair value and do not have any impact on our allowance for loan losses.

           Servicer modifications are generally intended to be long-term, however they are often subject to an initial trial period during which performance is carefully monitored.  Failure to comply during the trial period prevents the loan modification from becoming permanent.

Given that the loans referenced in the Staff’s comment are carried in our financial statements at fair value and that the volume of our loans subject to loan modification programs represents an insignificant portion of our total assets (less than 0.05% at December 31, 2010), we respectfully submit that no additional disclosures in relation to these matters are required.

           Gross loans held at amortized cost by internal counterparty rating

11.
In your tabular disclosure, you include internal counterparty ratings as well as the value of collateral by internal counterparty rating. Also, your disclosure at the beginning of Note 18 indicates that you assign a transaction rating to your credit exposures, and the transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. You also disclose that credit risk is assessed and monitored on the credit portfolio level as represented by the classes of loans. Please tell us whether you monitor collateral values by classes of loans, and if so, please revise your disclosure in future filings to include collateral values by loan class.

Response to Comment 11:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 16

We confirm to the Staff that we monitor collateral against the credit exposure(s) to which that collateral relates.  In many cases, the collateral pledged by a customer serves as security for all of our outstanding credit exposure to that customer, which may cover multiple classes of loans (e.g., mortgage, consumer finance, etc.), and such collateral is therefore monitored on an individual customer basis.  If the collateral pledged is specific to a particular loan, we monitor the collateral against that loan.  We note that the disclosure of collateral values by loan class is not required by ASU 2010-20, Disclosures about the Credit Quality of Financing Receivable and the Allowance for Credit Losses.

12.
You disclose in footnote one to your tabular disclosure that the collateral values presented are generally the values at the time of granting the loan. Also, below the sub-heading, allowance for specifically identified credit losses on impaired loans, you disclose for collateral dependent impaired loans, an impairment is measured using the fair value of the collateral. Please revise your disclosure in future filings to address the following related to your entire loan portfolio as well as specifically for your impaired loans:

•	Identify the triggers for which you obtain updated appraisals for collateral dependent loans. If this policy varies by loan class, please disclose that as well.
•	Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.
•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response to Comment 12:

We will comply with the Staff’s comment by including disclosure in future annual reports (beginning with the 2011 Annual Report) identifying the triggers for which we obtain updated appraisals for collateral dependent loans, describing adjustments we make to the appraised values, including those made as a result of outdated appraisals, and discussing how we consider the potential for outdated appraisal values in our determination of the allowance for loan losses.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 17

Impaired Loans

Categories of impaired loans

13.
You disclose that write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Please revise your disclosure in future filings to more clearly state your write-off or charge-off policy for each portfolio segment in accordance with ASC 310-10-50-11B(b), including the point at which you write-off loans in each portfolio segment. Identify the specific triggers used to determine when to write-off an individual loan.

Response to Comment 13:

In the Investment Banking division, corporate and institutional loans to borrowers that are written down to their net realizable value when the loan provision is greater than 80% of the loan notional amount.

In the Private Banking division, write-offs of consumer loans and corporate and institutional loans are made based on an individual assessment of the counterparty. Write-offs for uncollateralized loans are based on the borrower’s ability to pay back outstanding principal and interest out of its free cash flow.  For collateralized loans, we assess the collateral and write off the unsecured principal and interest.

If, due to adverse developments, we expect a borrower to default wholly or partly or to be able to make payment obligations only with third-party support, we evaluate the loans for recoverability and, where necessary, adjust the carrying value to the estimated realizable value. Triggers used to determine when to write off an individual loan include (i) default on interest or principal payments by more than 90 days, (ii) the decision to forego interest or principal, (iii) the loan has been modified to a non-interest-earning loan, (iv) proceedings for collection, realization of collateral or bankruptcy have been instituted and (v) insolvency of the borrower.

We will comply with the Staff’s comment by including disclosure in future filings to more clearly state our write-off policy for each portfolio segment in accordance with ASC 310-10-50-11B(b), including the point at which we write off loans in each portfolio segment and the specific triggers used to determine when to write off an individual loan.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 18

Allowance for specifically identified credit losses on impaired loans

14.
You disclose the estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. You also disclose that you consider a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. Please revise your disclosure in future filings to include the policy for determining which loans are individually assessed for impairment and how often those loans are individually assessed by clarifying what you mean by regular and detailed analysis. Refer to ASC 310-10-50-15(d).

Response to Comment 14:

We will comply with the Staff’s comment by clarifying our disclosure in future filings to more clearly describe our policy for determining which loans are individually assessed for impairment and how often those loans are individually assessed.

21 Life settlement contracts

15.	Please address the following regarding your activities involving life settlement contracts:

•
Tell us the nature of your activities involving life settlement contracts, including whether you broker contract sales between other parties or securitize contracts. If so, please provide quantification for the last three years and subsequent interim period.

•	Tell us the jurisdictions in which you entered into these settlement contracts.
•	Tell us how you record the payment of insurance premiums for contracts reported under the fair value method, and tell us why you do not quantify the amount of premiums paid for these contracts.
•	Tell us why the carrying value exceeded the face value of contracts with a one year or less life expectancy that were reported under the fair value method in 2009.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 19

Response to Comment 15:

We have activities involving life settlement contracts in the Investment Banking and Private Banking divisions.

The Investment Banking division sells life settlement contracts and hedges life settlement contract risk synthetically through swaps and notes to and with institutional investors. Until recently, we acquired a significant portion of the life settlement contracts directly from policy owners through our affiliate Credit Suisse Life Settlements LLC, a life settlement provider licensed in 35 states.  Since August 2011, Credit Suisse Life Settlements LLC only acquires life settlement contracts from third-party licensed life settlement providers and other institutional investors. We do not broker life settlement contracts and do not (with one exception) securitize life settlement contracts. Investment Banking primarily purchases life settlement contracts on insured persons domiciled in the US.

The Private Banking division issues single premium, unit-linked insurance investment contracts to clients for a commission.  The proceeds received from the client are invested in a Credit Suisse-sponsored investment fund that invests in Traded Endowment Policies (“TEPs”).  The return on investment in the fund is directly linked and is passed synthetically to the client under their insurance investment contracts.  The Credit Suisse-sponsored investment TEP fund is a wholly-owned investment company of Credit Suisse and is consolidated, and the individual TEPs held within the fund are classified as other trading assets on the balance sheet on a fair value basis.  The unit-linked insurance investment contracts to clients are classified as other liabilities on the balance sheet.  Life settlement contracts purchased by Private Banking are primarily on insured persons domiciled in the UK.

Almost all of our life settlement contracts are accounted under the fair value method, and such contracts were less than 0.1% of total assets as at December 31, 2010. For those life settlement contracts held under the investment method, we included the required disclosure under ASC Topic 325-30-50-5 of the life insurance premiums anticipated to be paid for each of the five succeeding fiscal years to keep the life settlement contracts in force as of the most recent balance sheet date in note 21, Life Settlement Contracts in the 2010 Annual Report, beginning on page 254.  For fair valued contracts, there is no requirement to disclose details of life insurance premiums to be paid in the future.  ASC Topic 325-30-50-7 requires disclosure of the method(s) and significant assumptions used to estimate the fair value of investments in life settlement contracts, including any mortality assumptions. Fair value measurements of life settlement contracts are derived from proprietary discounted cash flow models based on the payment of insurance premiums over the anticipated life of the contract and the predicted timing of death benefit proceeds. Although mortality assumptions are the most significant unobservable inputs to the valuation model, discount rates and credit spreads are also factors.  In addition to the disclosures provided in note 21 of the 2010 Annual Report referenced above, we note that there are additional qualitative disclosures of our valuation techniques in note 33, Financial Instruments in the 2010 Annual Report, beginning on page 309.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 20

During the preparation of the 2010 Annual Report, we discovered that the amount reported in 2009 for the face value of contracts with a one year or less life expectancy was in error and should have been CHF 59 million, an understatement of CHF 36 million.  We did not restate the 2009 amount in the 2010 Annual Report due to its immateriality.

30 Derivatives and hedging activities Credit Derivatives

Fair value of credit protection sold

16.	You disclose the Credit protection sold/purchased tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. Please revise your disclosure in future filings to address the following:

•	Reconcile the amounts included in those tables, and clearly describe the nature of the quantified reconciling items.
•	Within your reconciliation, please separately quantify the amount of your total return swaps.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 21

•
It appears these tables only include Credit protection purchased to offset contracts you entered into that are reflected in the column labeled Credit protection sold. The table also includes a separate column titled Other protection purchased, which you disclose represents contracts where the risk of the underlying is similar but not exactly the same as the underlying on contracts labeled as Credit protection sold. As such, these tables appear to exclude your proprietary trading activities as well as credit protection purchased to economically hedge credit risk exposures from other than credit derivatives (such as credit risk within your loan portfolio or investment portfolio). If true, please revise this section to confirm that fact and to explain where such amounts are presented, including the reconciliation provided above.

•	Further, please identify the line items which reflect your Clock Finance transactions, which are referred to elsewhere in your document, and quantify the related balances.

Response to Comment 16:

We will comply with the Staff’s comment by modifying the tables referenced by the Staff’s comment in future annual reports (beginning with the 2011 Annual Report) to reconcile the credit derivatives disclosed in the “credit protection sold/purchased” table to those disclosed in the “fair value of derivative instruments” table, separately disclosing the amount of total return swaps, and identifying the line item that includes our Clock Finance transaction.

With regard to the specific questions raised on the “credit protection sold/purchased” table, the figures presented in the table include all credit protection which Credit Suisse has sold and purchased that is within the scope of FSP FAS 133-1 (ASC 815-10-50-4J/K), including any credit protection which Credit Suisse has sold or purchased in connection with its proprietary trading activities.

The “credit protection sold/ purchased” table includes two columns related to credit protection purchased. The first column headed “credit protection purchased” includes any purchased protection which Credit Suisse has entered into as to which the underlying is identical to that of credit protection Credit Suisse has sold.  Also included within the “credit protection purchased” column is an estimate of the amounts that Credit Suisse would recover if the specified credit event occurred. The second column, headed “other protection purchased” includes all other credit derivative protection which Credit Suisse has purchased that does not have an underlying identical to that of the credit protection sold. The instruments included within both of these columns include all derivatives which Credit Suisse has purchased to economically hedge positions other than the credit protection sold.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 22

The Clock Finance transaction relates to first loss credit protection of approximately CHF 500 million purchased on a portfolio of Swiss commercial loans with a notional balance of approximately CHF 4.8 billion. This transaction was not included in the “credit protection sold/purchased” table as it was not deemed material.  We will include the transaction in future annual reports in the non-investment grade multi-name instruments line item.

31 Guarantees and Commitments

Representations and warranties on mortgages

17
Please revise your future filings to present a roll-forward of your reserves for repurchase claims as well as a roll-forward of all repurchase requests received or amount of unresolved claims outstanding by claimant type as of the balance sheet date. For the latter, separately identify the manner in which the request was dealt with, including the amount that you have repurchased, denied, and those that remain in dispute. For those claims in dispute, clarify whether they are subject to arbitration or litigation proceedings.

Response to Comment 17:

We will comply with the Staff’s comment by presenting in future annual reports (beginning with the 2011 Annual Report) a roll-forward of (i) outstanding repurchase claims by claimant type (government-sponsored enterprises, private investors (primarily banks) and non-agency securitizations), including new claims, settled claims, rescinded claims and claims subject to arbitration or litigation proceedings and (ii) related provisions. We will also provide disclosure in future filings clarifying that repurchase claims that are subject to arbitration or litigation proceedings are not included in the loss contingency disclosure on representations and warranties on mortgages within the guarantees and commitment note (see note 31 of the 2010 Annual Report, beginning on page 293), but are instead included in the note on litigation and related provisions (see note 37 of the 2010 Annual Report, beginning on page 331). We note that the guarantees and commitments note to the condensed consolidated financial statements in the 1Q11 Financial Report (see note 24, beginning on page 120) and 2Q11 Financial Report (see note 24, beginning on page 122) (each as filed with the Commission on Form 6-K) included disclosure of our outstanding repurchase claims and related provisions as of the end of 4Q10 and 1Q11 and 2Q11, respectively.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 23

32 Transfers of financial assets and variable interest entities

Transfers of financial assets

Securitizations

18.	You disclose that you transact in re-securitizations of previously issued RMBS securities. Please tell us the following:

•	Whether you consolidate any of your re-securitization vehicles, and provide us with your accounting analysis to support the non-consolidation of any of these vehicles.
•
Quantify the total assets of your re-securitization vehicles and amount of securities that were re-securitized in the periods presented. To the extent that certain of your resecuritization transactions are consolidated and certain are not, please separately quantify the amounts for each type.

•
For each of your non-consolidated re-securitization vehicles, please tell us whether you hold a significant variable interest or are the sponsor. If so, please revise future filings to provide all of the disclosures required by 810-10-50-12. To the extent you believe you are not the sponsor or do not hold a significant variable interest, please provide us with your analysis supporting this conclusion.

•	Tell us what years you participated in re-securitization activities.
•
You disclose that often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche. In these situations, tell us whether the client is requesting the re-securitization, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.

•
Tell us whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 24

Response to Comment 18:

Our re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management.  We consider the decisions relating to the design of the securitization at its inception as the key power relating to the vehicle.  Activities at inception include selecting the assets and determination of the capital structure.   The power over a re-securitization vehicle is typically considered shared between Credit Suisse and the investor(s) involved in the design and creation of the vehicle.  Credit Suisse concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.

The following table sets forth (i) total assets of consolidated and non-consolidated re-securitization vehicles at the end of 2009 and 2010 (which approximate the value of assets re-securitized during the periods presented) and (ii) the fair value of beneficial interests in the re-securitization vehicles held by Credit Suisse at the end of 2009 and 2010:

(USD in millions)	2009	2010

Total assets of re-securitization vehicles	33,628	52,708
Consolidated re-securitization vehicles	59	19
Non-consolidated re-securitization vehicles	33,569	52,689

Fair value of beneficial interests held	1,027	3,303
Consolidated re-securitization vehicles	59	18
Non-consolidated re-securitization vehicles	968	3,285

If Credit Suisse is the sponsor of a Variable Interest Entity (“VIE”), it complies with the disclosure requirements of ASC 810-10-50-12.  Credit Suisse is the sponsor if it is involved in the set up and design of the VIE where there is some ongoing benefit provided to Credit Suisse by the VIE.  Being solely involved with the set up and design of the VIE does not necessarily indicate that Credit Suisse is the sponsor. If Credit Suisse is not the sponsor, it complies with the guidance identified by the Staff when Credit Suisse has a significant variable interest.  The variable interests relating to re-securitizations for which Credit Suisse is the sponsor and for non-sponsored VIEs in which Credit Suisse has a significant variable interest are described and included in aggregate in the table in note 32, Transfer of financial assets and variable interest entities, beginning on page 308 of the 2010 Annual Report.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 25

Re-securitization activities consist of repackaging a security from an existing trust.  This has been a part of Credit Suisse’s US securitized products business since the 1990s. During 2008, re-securitization activity significantly increased, reflecting client needs and investor demand.

Credit Suisse affiliates act as depositor and underwriter in re-securitizations of mortgage-backed securities.  Credit Suisse’s re-securitization activity is primarily client driven and involves a variety of market participants, including banks, REITs, asset managers, insurance companies and hedge funds.  The objectives of the various market participants in the transactions vary, as different investors and clients have different needs.  For example, a bank client may wish to reduce credit and market risk in its portfolio by re-securitizing RMBS from its investment portfolio, retaining senior, highly-rated and highly-creditworthy securities from the re-securitization capital structure, and selling the higher-risk subordinate securities to investors seeking that type of risk.  The improved credit of the resulting investment can lead to a capital benefit for certain market participants.  Conversely, an investor such as a hedge fund or REIT may seek to use re-securitization as alternative financing by re-securitizing RMBS from its investment portfolio, selling the senior, highly-rated and highly-creditworthy securities from the re-securitization capital structure, and retaining the higher-risk subordinate securities.  Generally, banks, insurance companies and large asset managers have been investors in the senior securities in re-securitizations, and hedge funds, and in some cases REITs, have been investors in the subordinate securities in re-securitizations.

Credit Suisse facilitates these client objectives by arranging the transactions and intermediating between buyers and sellers of the various levels of risk represented in the re-securitization capital structures.  In some but not all cases, rating agencies have rated one or more of the securities in a re-securitization capital structure.  The design of the vehicle and the structure of the securities therefore also vary, depending on the requirements and objectives of the relevant market participants and rating agencies.  For example, if a bank investor seeks to purchase only securities with a certain rating, rating agency analysis will be a significant driver of the re-securitization capital structure.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 26

Credit Suisse does not engage in re-securitization activity for its own liquidity or capital purposes (although the level and kind of activity, including market making, and related risk-weighted assets do have an impact on capital and liquidity).

19.	Regarding your CDO securitizations, you disclose that you purchased CHF 1.82 billion and CHF 1.85 billion of previously transferred financial assets or its underlying collateral in 2010 and 2009, respectively. Additionally, regarding other asset-backed financing activities, you disclose that you purchased CHF 696 million of previously transferred financial assets or its underlying collateral in 2010. Please tell us the following regarding purchases related to your securitization and asset-backed financing activities:
.
•	The circumstances where you are required to purchase assets from the VIE or provide liquidity to the entity, including any contractual obligations to do so.
•
You disclose that CDO repurchases represent market making activity and voluntary repurchases at fair value where no repurchase obligations were present. Describe the circumstances, such as for these CDO’s, where you have purchased assets, but were not contractually required to do so.

•	The circumstances where you have provided liquidity, but were not contractually required to do so.
•	The business reasons for the asset purchases, including whether you were providing protection to security investors.
•	The parties involved in making the determination to purchase the assets, and whether any parties requested the asset purchase.
•
Whether the purchase price ever differs from the fair value of the assets, and if so, whether you are required to bear any of the risk of loss on the difference between the purchase price and fair value.

•	The amount of losses incurred on the assets purchased subsequent to the purchase date.

Response to Comment 19:

Credit Suisse is not generally contractually required to repurchase the collateral assets transferred to a bankruptcy remote special purpose vehicle (“SPV”) or to provide additional liquidity to the SPV in connection with its CDO securitization activities.  Nor have we provided liquidity to such SPVs in the absence of a contractual obligation to do so.  Many of these CDO securitization transactions, in particular those commonly referred to as “repacks”, include put options exercisable by the investor. The options are either embedded in the note issued by the SPV or written as a separate agreement and give the investor the right to put the SPV notes to Credit Suisse at fair value. After the put option is exercised, we become the only noteholder of the SPV and therefore consolidate the SPV. Upon consolidation, Credit Suisse is in the same economic position as if it held the previously transferred collateral directly.  When the purchased notes are unwound with the SPV, the previously transferred collateral is sold into the market at the same time, so there is little to no risk of loss to Credit Suisse.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 27

           The asset-backed financing repurchase noted in the Staff’s comment was primarily related to the repurchase of a loan with a principal amount of 696 CHF million. Credit Suisse was not obligated, but chose, to repurchase a senior CMBS loan tranche in 2010 to protect its existing junior interest in the loan. We bought the senior loan tranche at fair value with the goal of restructuring the loan and then selling both the senior and junior tranches for a higher return.  We currently expect to complete that restructuring and sale process during 2011.  No losses on the asset have been incurred subsequent to our purchase of the senior loan tranche.

Variable Interest Entities Financial Intermediation Securitizations

20.	You consolidate certain of your financial intermediation securitizations and do not consolidate certain others since you are not the primary beneficiary. You disclose that you typically consolidate securitization vehicles when you are the servicer and have holdings stemming from your role as underwriter. Please tell us, and expand your disclosure in future filings to address the following:

•
The specific key differences resulting in the non-consolidation of certain of your securitizations. For example, clarify whether the key difference is the lack of power over the vehicles, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant.

•	Clarify the roles you maintain for the securitization vehicles for which you do not consolidate.
•	Discuss the reasons certain deals are structured to result in your qualifying or not qualifying as the primary beneficiary.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 28

•	Identify the parties that drive the structure of the vehicles.

Response to Comment 20:

           The consolidation analysis for financial intermediation requires a determination of (i) whether Credit Suisse has power over the vehicles and (ii) if so, whether Credit Suisse has economic interests that have the potential to absorb a significant portion of the gains or losses. With respect to the determination of whether Credit Suisse has power, the activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle.  If a securitization vehicle has multiple parties that control servicing over specific assets, Credit Suisse determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle.

           If we determine that we control the relevant servicing, we then determine if we have the obligation to absorb losses from or the right to receive benefits of the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that we hold.  Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued.  The more subordinated the level of securities held, the more likely it is that Credit Suisse will be the primary beneficiary.

           This consolidation analysis is performed each reporting period based on changes in inventory and the level of assets remaining in the securitization.  The consolidation analysis for re-securitizations is described in our response to Comment 18.

           Credit Suisse’s roles are similar for consolidated and non-consolidated securitizations.  Credit Suisse may act as a depositor, underwriter, servicer and market maker.  Credit Suisse may also be a derivative counterparty for interest rate derivatives.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 29

           Securitization transactions are structured to meet investor demand and client needs. Credit Suisse facilitates these objectives by arranging the transactions and intermediating between buyers and sellers of the various levels of risk represented in the securitization capital structures. Credit Suisse also makes a market in securitizations it underwrites. When structuring a securitization, consideration may be given to investor demand and what is expected to be sold, as this will impact whether or not consolidation will be required. In some, but not all, cases, rating agencies have rated one or more of the securities in a securitization capital structure.  The design of the securitization vehicle and the structure of the securities therefore also varies, depending on the requirements and objectives of the relevant market participants and rating agencies.

33 Financial instruments

Assets and liabilities measured at fair value on a recurring basis for level 3

21.
It appears that your Form 20-F as filed on Edgar does not include the complete level 3 tabular disclosure included on pages 316 - 319 of your Annual Report 2010 in English as available on your website. Please confirm that you will include complete tables in future filings.

Response to Comment 21:

Our Annual Report 2010 as filed on EDGAR is complete. Pages 316 - 319 of our 2010 Annual Report contain two-page tables that require the user to scroll to the right when viewing the EDGAR filing on a computer screen.

Transfers in and out of level 3

22.
Per page 317 of your Annual Report 2010 in English, you recorded CHF 849 million on transfers in/out of level 3 loans held-for-sale and CHF 1.1 billion on all other level 3 loans held-for-sale in trading revenues, included in other assets. Please revise your disclosure in future filings to clarify whether these gains are related to assets still held at the end of the period or whether they were recognized on assets sold during the period. Also, describe the underlying reasons for the gains on these loans, and discuss the credit quality of these loans, including whether they are classified as subprime.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 30

Response to Comment 22:

We will comply with the Staff’s comment by disclosing in future filings the realized and unrealized gains/(losses) recorded in trading revenues on level 3 loans held-for-sale and describing the underlying drivers of those revenues and the credit quality of the loans, including whether any are subprime.

Qualitative disclosures of valuation techniques

23.
You disclose that you utilize broker or dealer quotes, quoted prices, pricing sources, and market consensus data providers for a variety of your financial instruments. Please revise your disclosure in future filings to address the validation procedures you perform to validate the prices and quotes received from third parties, including vendors, brokers, dealers, pricing services, and market consensus data providers. In your revised disclosure, please address any procedures you have performed to formally evaluate the models and assumptions utilized by these third parties. If you have adjusted values based upon your validation procedures, please disclose the relevant instruments and amounts of adjustments.

Response to Comment 23:

Credit Suisse has established control procedures to validate the value of financial instruments carried at fair value. Instruments for which the fair value is based upon observable inputs are reviewed by functions independent of the front office on a monthly basis. This involves the sourcing of third party pricing data, including recent trades, broker or dealer quotes or consensus pricing services, and the calculation of acceptable valuation ranges for each instrument. The acceptable valuation range depends on the volume and quality of the data; the greater the quality, the narrower the acceptable valuation range. In some cases, data from a consensus pricing service may be based on a model or assumptions.  Part of the review process is to evaluate the model being used and/or assumptions being made.  If we cannot evaluate the model or assumptions, we use a variety of other procedures to validate the data.  If the data cannot be validated, we do not use the data to determine an acceptable valuation range. If front office valuations are outside the acceptable valuation range, the valuations are adjusted to bring them within the acceptable range.  As of December 31, 2010, such adjustments were not material to the fair value of the instruments.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 31

We confirm to the Staff that in future annual reports (beginning with the 2011 Annual Report) we will include additional disclosure on the validation procedures for observable inputs, including prices and quotes received from third party vendors, brokers, dealers, pricing services and market consensus data providers.

Form 6-K filed July 28, 2011

Financial Highlights, page 4 of 9

24.
We note your measure titled “Underlying results” on page four of nine as well as various derivations of this measure elsewhere including “Underlying after-tax return on Equity.” In future filings, please revise your presentation of this measure to comply with Regulation G as well as Item 10(e) where applicable. Please label this measure and any derivations as non-GAAP and provide a quantified reconciliation for each period presented.

Response to Comment 24:

We will comply with the Staff’s comment by labeling all “underlying” financial measures, if any, in future filings as non-GAAP and providing for all periods presented (in addition to the current period) the information necessary for a reconciliation of such measures to the most directly comparable GAAP financial measure.

Form 6-K filed August 9, 2011  Note 29 Litigation

25	Please revise your disclosure in future interim filings on Form 6-K to include your estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions. We note you made such disclosure as of December 31, 2010 in your Form 20-F but were unable to locate this disclosure as of June 30, 2011.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 32

Response to Comment 25:

We will comply with the Staff’s comment by including in the litigation note to the consolidated financial statements contained in future interim filings our estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions.

*    *   *   *   *

 The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

 /s/ David R. Mathers

David R. Mathers
Member of the Executive Board
Chief Financial Officer

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Page | 33

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP